UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Provisional Earnings in Consolidated Financial Statements Base

(In trillions of KRW)

		Q2 2024	Q1 2024	Changes over Q1 2024(%)	Q2 2023	Changes over Q2 2023 (%)

Revenue	Amount	18.5	18.1	2.2%	20.1	-8.0%
	Yearly Amount	36.6	18.1	—	39.5	-7.3%

Operating Profit	Amount	0.8	0.6	33.3%	1.3	-38.5%
	Yearly Amount	1.4	0.6	—	2.0	-30.0%

Profit before Income Tax	Amount	0.7	0.7	0.0%	1.0	-30.0%
	Yearly Amount	1.4	0.7	—	2.0	-30.0%

Profit	Amount	0.5	0.6	-16.7%	0.8	-37.5%
	Yearly Amount	1.1	0.6	—	1.6	-31.3%

Profit Attributable to Owners of the Controlling Company	Amount	0.5	0.5	0.0%	0.7	-28.6%
	Yearly Amount	1.0	0.5	—	1.4	-28.6%

*

The above earnings information is composed based on K-IFRS (Korean International Financial Reporting Standards) and the independent auditors’ review is not finished. Therefore, the earnings information may change in the review process.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: July 25, 2024	By	/s/ Kim, Seung-Jun
(Signature)
Name: Kim, Seung-Jun
Title: Executive Vice President